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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)1


                                   Trism, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   89625-10-4
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                                 (CUSIP Number)

                                James F. Higgins
                              301 Robin Hood Drive
                           Yardley, Pennsylvania 19067
                                 (215) 295-3356
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 20, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-d-1(g), check the following box / /

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 3 Pages)


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CUSIP No.      89625-10-4                 13D                  Page 2 of 3 Pages



1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         James F. Higgins

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   / /
                                                                      (b)   /X/

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*     PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION         U.S.A.


NUMBER OF SHARES             7.      SOLE VOTING POWER          584,324

BENEFICIALLY                 8.      SHARED VOTING POWER        -0-

OWNED BY EACH                9.      SOLE DISPOSITIVE POWER     584,324

REPORTING PERSON             10.     SHARED DISPOSITIVE POWER   -0-

WITH


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  584,324

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    10.2%

14.      TYPE OF REPORTING PERSON*           IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 5.  Interest in Securities of the Issuer.

         (a)  584,324 (10.2%)

         (b)  Sole power to vote or direct the vote:                    584,324
              Shared power to vote or direct the vote:                      -0-
              Sole power to dispose or to direct the disposition:       584,324
              Shared power to dispose or to direct the disposition:         -0-

         (c) On October 20, 1999, James F. Higgins purchased (i) 448,979 shares of the Common Stock of Trism, Inc. from Hillside Capital Incorporated in a private sale for a purchase price per share of $0.00091 and (ii) 100,665 shares of the Common Stock of Trism, Inc. from John N. Irwin III in a private sale for a purchase price per share of $0.00091. Each of the aforementioned transactions were effected in New York, New York.

         (d)  Not applicable

         (e)  Not applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                          November 3, 1999
                                                        --------------------
                                                              (Date)


                                                       /s/ James F. Higgins
                                                       ---------------------
                                                             (Signature)


                                                           James F. Higgins
                                                        --------------------
                                                            (Name/Title)


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).